Mail Stop 4561

February 15, 2008

Darwin Hu
Chairman and Chief Executive Officer
Document Capture Technologies, Inc.
1772 Technology Drive
San Jose, CA 95110

      Re: Document Capture Technologies, Inc.
              Registration Statement on Form SB-2
              Filed January 17, 2008
              File No. 333-148726

Dear Mr. Hu:

We have limited our review of your registration statement to those issues addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Cover Page

1.   It appears that shares are being offered and sold under other registration statements that were previously declared effective. With a view to providing more comprehensive disclosure, please consider the application of Rule 429 under the Securities Act of 1933. You may wish to rely upon this rule by filing an amendment that contains a single prospectus relating to the shares in this offering and shares that are still being offered in your other outstanding offerings. Absent the use of Rule 429,

please revise your prospectus cover page to disclose the number of shares being
offered under other registration statements that are currently effective.

Executive Compensation, page 51

2.	It does not appear that your executive compensation information has been prepared to
conform with the rule amendments adopted in Securities Act Release 33-8732A,
which may be found at www.sec.gov. We note, for example that the summary
compensation table is provided in a format that was required before the adoption of
the rules in the referenced release. Similarly, the disclosure concerning your
outstanding equity awards at fiscal year-end table should be presented in the current
disclosure format.

Recent Sales of Unregistered Securities, page II-2

3.	We note that Item 26, which lists your sales of unregistered securities for the past
three years, does not include any discussion of the warrants associated with the shares
to be registered by your Form SB-2. Please revise your disclosure to include the
information required by Item 701 of Regulation S-B.

*	*	*	*	*

As appropriate, please amend your filings in response to these comments. Each
responsive amendment should also include a marked copy of the amended filing that
conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in
HTML format that show changes within paragraphs help us to expedite our review. Please
furnish a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendments
and responses to our comments.

Please amend your filing to include appropriately updated financial statements. See
Rule 8-08 of Regulation S-X. In addition, disclosure throughout your filing should be
updated to conform to the additional information that will be provided in your updated
financial statements.

We direct your attention to the Smaller Reporting Company Regulatory Relief and
Simplification adopting release. See Release No. 33-8876. If a registration statement was
filed on an "SB" form before February 4, 2008, the effective date of the rule amendments, and
a company seeks to amend it after the effective date of the rule amendments, the company
must file the amendment on the appropriate form available to the issuer without an "SB"
designation. As discussed in Section IV of the adopting release, issuers will be able to
continue using the disclosure format and content based on the "SB" form until six months

after the effective date. We would expect that your amendment will be designated as a Form S-1/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Evan S. Jacobson at (202) 551-3428. If you have further questions, you may contact me at (202) 551-3462.   If you thereafter require additional assistance, you may contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (212) 907-6687
        Jody R. Samuels, Esq.
        Richardson & Patel LLP